EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Nine Months Ended		Fiscal Years Ended
	October 28, 2006	October 29, 2005	January 28, 2006	January 29, 2005	January 31, 2004	February 1, 2003	February 2, 2002

Consolidated pretax income (loss)	$123,145	$35,847	$135,785	$184,551	$15,994	$204,261	$120,963
Fixed charges (less capitalized interest)	83,643	89,316	121,416	157,314	202,432	212,479	216,605

EARNINGS	$206,788	$125,163	$257,201	$341,865	$218,426	$416,740	$337,568

Interest	$71,632	$79,188	$105,570	$139,056	$181,065	$189,779	$192,344
Capitalized interest	3,746	5,063	6,092	4,485	2,622	2,469	5,415
Interest factor in rent expense	12,011	10,128	15,846	18,258	21,367	22,700	24,261

FIXED CHARGES	$87,389	$94,379	$127,508	$161,799	$205,054	$214,948	$222,020

Ratio of earnings to fixed charges	2.37	1.33	2.02	2.11	1.07	1.94	1.52

* 53 Weeks